UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                       Sensormatic Electronics Corporation
                                (Name of Issuer)


                          Common Stock, $ .01 par value
                         (Title of Class of Securities)


                                    817265101
                                 (CUSIP Number)


                                 Mark H. Swartz
                        c/o Tyco International (US) Inc.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                 (603) 778-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 11, 2001
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                        (Continued on following pages)

                              (Page 1 of 13 pages)

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   CUSIP No. 817265101                  13D                 Page 2 of 13 Pages
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  1   NAMES OF REPORTING PERSONS
      Tyco International Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Not applicable
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                  (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      OO (see Item 3)
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                      |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------

        NUMBER OF             7     SOLE VOTING POWER

          SHARES                    82,089,811
                              --------------------------------------------------
       BENEFICIALLY           8     SHARED VOTING POWER

      OWNED BY EACH                 0
                              --------------------------------------------------
        REPORTING             9     SOLE DISPOSITIVE POWER

       PERSON WITH                  82,089,811
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      82,089,811
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES
                                    See Item 5                        |X|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      97.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

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   CUSIP No. 817265101                  13D                 Page 3 of 13 Pages
--------------------------------------------------------------------------------

  1   NAMES OF REPORTING PERSONS
      Tyco Acquisition Corp. XXIV (NV)

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      65-1051385
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                  (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      AF (see Item 3)
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                      |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------

        NUMBER OF             7     SOLE VOTING POWER

          SHARES                    82,089,811
                              --------------------------------------------------
       BENEFICIALLY           8     SHARED VOTING POWER

      OWNED BY EACH                 0
                              --------------------------------------------------
        REPORTING             9     SOLE DISPOSITIVE POWER

       PERSON WITH                  82,089,811
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      82,089,811
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES
                                    See Item 5                        |X|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      97.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  Schedule 13D


Item 1.   Security and Issuer.

      This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Sensormatic Electronics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 951 Yamato Road, Boca Raton, Florida 33431-0700.


Item 2.   Identity and Background.

      (a) - (c) Tyco International Ltd., a Bermuda company ("Tyco"), is a diversified manufacturing and service company that, through its subsidiaries: designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards; designs, manufactures and distributes disposable medical supplies and other specialty products; designs, manufactures, installs and services fire detection and suppression systems, installs, monitors and maintains electronic security systems and designs, manufactures, distributes and services specialty valves; designs, engineers, manufactures, installs, operates and maintains undersea cable communications systems; and offers vendor, equipment, commercial, factoring, consumer and structured financing and leasing capabilities.

      Tyco's registered offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833.

      Tyco Acquisition Corp. XXIV (NV), a Nevada corporation ("Tyco Acquisition"), is a direct wholly-owned subsidiary of Tyco. Tyco Acquisition is not engaged in any activity other than in connection with the acquisition of the Company. The address of the executive offices of Tyco Acquisition is One Tyco Park, Exeter, New Hampshire 03833.

      Tyco and Tyco Acquisition are referred to collectively as the "Reporting Persons."

      The name, business address and present principal occupation or employment of each of the executive officers and directors of Tyco and Tyco Acquisition are set forth on Schedules I and II annexed hereto, respectively, which are incorporated herein by reference.

      (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on the Schedules hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                               Page 4 of 13 Pages

      (f) Except as indicated on the Schedules, each natural person identified is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

      The Reporting Persons acquired the Common Stock in an exchange offer of Tyco Acquisition for the Common Stock, in which each share of Common Stock was exchanged for 0.5189 of a common share of Tyco.


Item 4.   Purpose of Transaction.

      The Reporting Persons acquired the Common Stock of the Company with a view to acquiring the entire equity interest in the Company.

      The shares were acquired in an exchange offer of Tyco Acquisition for all outstanding shares of Common Stock, in which each share of Common Stock is being exchanged for 0.5189 common shares of Tyco. The exchange offer is being made pursuant to the terms of the Agreement and Plan of Merger by and between the Company and Tyco Acquisition, dated as of August 3, 2001, as amended (the "Merger Agreement"), with a guarantee of Tyco. The Merger Agreement is incorporated by reference in this Statement as Exhibits 2 and 3. In connection with the exchange offer, Tyco Acquisition has prepared and sent to stockholders of the Company a prospectus, dated August 23, 2001 and amended on September 10, 2001, and a related letter of transmittal. The prospectus and the letter of transmittal contain the terms of the exchange offer and other information concerning the offer and are incorporated by reference in this Statement as Exhibits 4 and 5, respectively. Tyco Acquisition and Tyco have also filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "Schedule TO"). Reference is made to the Schedule TO, its amendments and the documents filed or incorporated by reference to the Schedule TO and its amendments for additional information concerning the exchange offer.

      On October 11, 2001, the Company sent notice to the record holders of its convertible preferred stock that on November 12, 2001, all outstanding shares of the convertible preferred stock will be redeemed. In accordance with the terms of the Merger Agreement, as soon as practicable after the expiration of the exchange offer and the conversion or redemption of all the Company's preferred shares, the Company will be merged with and into Tyco Acquisition with the surviving company being a wholly-owned subsidiary of Tyco. In the merger, stockholders will receive the same consideration of 0.5189 of a Tyco common share per share of Common Stock as received by stockholders in the exchange offer.

      Following Tyco Acquisition's initial acceptance for exchange of shares of Common Stock in the exchange offer on October 11, 2001, in accordance with the terms of the Merger Agreement, certain directors of the Company resigned, and the designees of Tyco Acquisition were appointed to fill a majority of the positions on the Company's board of directors.


                               Page 5 of 13 Pages

Item 5.   Interest in Securities of the Issuer.

      (a) As of the close of business on October 19, 2001, the Reporting Persons beneficially owned, directly or indirectly, an aggregate of 82,089,811 shares of Common Stock, representing approximately 97% of the number of shares of Common Stock outstanding on this date. This number does not include 1,612,575 shares of Common Stock which have been tendered for exchange through the guaranteed delivery procedure but which have not been delivered as of the close of business on October 19, 2001.

      (b) The Reporting Persons have sole power to vote and to dispose of the shares of Common Stock reported in this Statement.

      (c) Tyco Acquisition accepted 60,761,824 shares of Common Stock for exchange on October 11, 2001 (not including shares subject to guaranteed delivery), the day following the expiration of the initial offering period for the exchange offer. In accordance with the rules of the Securities and Exchange Commission, Tyco Acquisition has provided a subsequent offering period during which all validly tendered shares of Common Stock will be accepted for exchange. The final expiration of the subsequent offering period is scheduled for 5:00 p.m., New York City time, on November 7, 2001. From the commencement of the subsequent offering period through the close of business on October 19, 2001, Tyco Acquisition has accepted an additional 21,327,987 shares of Common Stock for exchange (including shares previously tendered through the guaranteed delivery procedure and subsequently delivered). Except as set forth above, there are no other transactions that were effected during the last 60 days by the Reporting Persons with respect to shares of Common Stock.

      (d)   Not applicable.

      (e)   Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Company and Tyco Acquisition have entered into the Merger Agreement. See Item 4.


Item 7.   Material to be Filed as Exhibits.


   1 Agreement of Joint Filing between Tyco and Tyco Acquisition, dated October 22, 2001

   2 Agreement and Plan of Merger, dated as of August 3, 2001, by and between Tyco Acquisition Corp. XXIV (NV) and Sensormatic Electronics Corporation, and guaranteed by Tyco International Ltd. (incorporated by reference to Annex A to the Prospectus from Tyco International Ltd.'s Registration Statement on Form S-4 filed on August 23, 2001)

   3 Amendment No. 1, dated as of August 23, 2001, to the Merger Agreement (incorporated by reference to Exhibit 2.2 to the aforesaid Registration Statement)






                               Page 6 of 13 Pages

   4 Prospectus dated September 10, 2001, amending and restating the prospectus dated August 23, 2001 (incorporated by reference to the aforesaid Registration Statement)

   5      Form of Letter of Transmittal (incorporated by reference to Exhibit
          99.1 to the aforesaid Registration Statement)








                               Page 7 of 13 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 22, 2001


                          TYCO INTERNATIONAL LTD.



                          By: /s/ Mark H. Swartz
                              ------------------------------------------
                          Name:   Mark H. Swartz
                          Title:  Executive Vice President and
                                  Chief Financial Officer
                                  (Principal Accounting and Financial Officer)




                          TYCO ACQUISITION CORP. XXIV (NV)



                          By: /s/ Mark H. Swartz
                              ------------------------------------------
                          Name:   Mark H. Swartz
                          Title:  Vice President





                               Page 8 of 13 Pages

                                   SCHEDULE I

         Executive Officers and Directors of Tyco International Ltd.


                                                          Present Principal
Name and Position Held      Current Business Address   Occupation or Employment
----------------------      ------------------------   ------------------------
L. Dennis Kozlowski         One Tyco Park              Chairman of the Board of
Chairman of the Board,      Exeter, NH 03833           Directors, President and
President and Chief                                    Chief Executive Officer
Executive Officer                                      of Tyco

Lord Michael A. Ashcroft    Carlisle Holdings Ltd.     Chairman of Carlisle
KCMG                        60 Market Square           Holdings Limited
(citizen of Great Britain   Belize City, Belize
and Belize)
Director

Joshua M. Berman            One Town Center Road       Director and Vice
Director and Vice           Boca Raton, FL  33486      President of Tyco
President

Richard S. Bodman           VMS Group                  Managing General Partner
Director                    2 Wisconsin Circle         of VMS Group
                            Suite 610
                            Chevy Chase, MD 20815

John F. Fort, III           1323 North Boulevard       Chairman of the Board of
Director                    Houston, TX 77006          Insilco Corp.

Stephen W. Foss             Foss Manufacturing         Chairman and Chief
Director                    Company, Inc.              Executive Officer of
                            380 Lafayette Road         Foss Manufacturing
                            Hampton, NH 03842          Company, Inc.

Wendy E. Lane               Lane Holdings, Inc.        Chairman of Lane
Director                    348 Grove Street           Holdings, Inc.
                            Needham, MA 02492

James S. Pasman, Jr.        One Tyco Park              Director of CSAM Income
Director                    Exeter, NH 03833           Fund, Inc. and CSAM
                                                       Strategic Global Income
                                                       Fund, Inc.; Trustee of
                                                       Deutsche Bank VIT Funds
                                                       and Director of
                                                       approximately 50 funds
                                                       in the Warburg Pincus
                                                       Funds Complex and the
                                                       Credit Suisse
                                                       International Funds
                                                       Complex



                               Page 9 of 13 Pages

                                                          Present Principal
Name and Position Held      Current Business Address   Occupation or Employment
----------------------      ------------------------   ------------------------
W. Peter Slusser            Slusser Associates, Inc.   President of Slusser
Director                    One Citicorp Center        Associates, Inc.
                            Suite 5100
                            153 East 53rd Street
                            New York, NY 10022

Mark H. Swartz              One Tyco Park              Executive Vice President
Executive Vice President,   Exeter, NH 03833           and Chief Financial
Chief Financial Officer                                Officer of Tyco
and Director

Frank E. Walsh, Jr.         Sandy Hill Foundation      Chairman of Sandy Hill
Director                    330 South Street           Foundation
                            Morristown, NJ 07962

Joseph F. Welch             The Bachman Company        President and Chief
Director                    50 North Fourth Street     Executive Officer of The
                            Reading, PA  19612         Bachman Company

Mark A. Belnick             One Tyco Park              Executive Vice President
Executive Vice President    Exeter, NH 03833           and Chief Corporate
and Chief Corporate Counsel                            Counsel of Tyco

Jerry R. Boggess            Three Tyco Park            President of Tyco Fire
President of Tyco Fire      Exeter, NH 03833           and Security Services
and Security Services

Albert R. Gamper, Jr.       1211 Avenue of the         President and Chief
President and Chief         Americas                   Executive Officer of
Executive Officer of Tyco   New York, NY  10036        Tyco Capital Corporation
Capital Corporation

Neil R. Garvey              One Tyco Park              President and Chief
President and Chief         Exeter, NH 03833           Executive Officer of
Executive Officer of TyCom                             TyCom Ltd.
Ltd.

Juergen W. Gromer           Postfach Carl Benz Str.    President of Tyco
President of Tyco           12-14                      Electronics
Electronics                 64625 Benshiem, Germany

Richard J. Meelia           One Tyco Park              President of Tyco
President of Tyco           Exeter, NH 03833           Healthcare Group
Healthcare Group





                               Page 10 of 13 Pages

                                   SCHEDULE II

          Executive Officers and Directors of Tyco Acquisition Corp.
                                    XXIV (NV)


                                                           Present Principal
Name and Position Held      Current Business Address   Occupation or Employment
----------------------      ------------------------   ------------------------
L. Dennis Kozlowski                     *                         *
Chairman of the Board,
Director

Mark H. Swartz                          *                         *
Director and Vice President

Mark A. Belnick                         *                         *
Director and Vice President

Jerry R. Boggess                        *                         *
President

Robert C. Costello          Tyco International (US)   Senior Corporate Counsel,
Assistant Secretary         Inc.                      Business Development of
                            One Town Center Road      Tyco International (US)
                            Boca Raton, Florida       Inc.
                            33486-1010

Mark D. Foley               Tyco International (US)   Senior Vice President,
Vice President              Inc.                      Finance of Tyco
                            One Town Center Road      International (US) Inc.
                            Boca Raton, Florida
                            33486-1010

Irving Gutin                Tyco International (US)   Senior Vice President of
Vice President              Inc.                      Tyco International (US)
                            One Tyco Park             Inc.
                            Exeter, NH  03833

M. Brian Moroze             Tyco International (US)   General Counsel to Tyco
Secretary                   Inc.                      International (US) Inc.
                            One Tyco Park
                            Exeter, NH  03833

Michael A. Robinson         Tyco International (US)   Senior Vice President and
Treasurer                   Inc.                      Corporate Treasurer of
                            One Tyco Park             Tyco International (US)
                            Exeter, NH  03833         Inc.

Scott Stevenson             Tyco International (US)   Senior Vice President,
Vice President and          Inc.                      Tax of Tyco International
Assistant Treasurer         One Town Center Road      (US) Inc.
                            Boca Raton, Florida
                            33486-1010

-----------

* Please see the information in Schedule I


                               Page 11 of 13 Pages

                                  EXHIBIT INDEX
                                  -------------


   1 Agreement of Joint Filing between Tyco and Tyco Acquisition, dated October 22, 2001

   2 Agreement and Plan of Merger, dated as of August 3, 2001, by and between Tyco Acquisition Corp. XXIV (NV) and Sensormatic Electronics Corporation, and guaranteed by Tyco International Ltd. (incorporated by reference to Annex A to the Prospectus from Tyco International Ltd.'s Registration Statement on Form S-4 filed on August 23, 2001)

   3 Amendment No. 1, dated as of August 23, 2001, to the Merger Agreement (incorporated by reference to Exhibit 2.2 to the aforesaid Registration Statement)

   4 Prospectus dated September 10, 2001, amending and restating the prospectus dated August 23, 2001 (incorporated by reference to the aforesaid Registration Statement)

   5      Form of Letter of Transmittal (incorporated by reference to Exhibit
          99.1 to the aforesaid Registration Statement)




                               Page 12 of 13 Pages